                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                  NEWS RELEASE

For Immediate Release
October 20, 2006

       CANWEST RETAINS CITIGROUP TO EXPLORE OPPORTUNITIES IN SOUTH PACIFIC

WINNIPEG: CanWest Global Communications Corp. announced today that, through certain wholly-owned subsidiaries, it has retained Citigroup Global Markets Inc. to explore opportunities arising out of the new Australian media ownership law passed this month by the Australian Parliament. The new legislation is expected to take effect early in 2007.

The new media law, which removes media-industry specific foreign ownership restrictions and significantly relaxes cross-ownership rules affecting broadcasting and publishing media, is widely expected to precipitate a substantial re-alignment of media ownership in Australia. CanWest has retained Citigroup to explore opportunities for the Company in that evolving environment to ensure that the interests of the Company's shareholders are enhanced.

Citigroup will examine a range of possible scenarios that might affect CanWest's 56.4% economic interest in Network TEN, one of Australia's three major television networks, Eye Corp., TEN's wholly-owned out-of-home advertising subsidiary, and CanWest MediaWorks (NZ) Ltd, CanWest's 70%-owned television and radio broadcasting subsidiary in New Zealand. No decisions have been taken with respect to possible outcomes, which include continuation of the status quo.

This news release contains certain comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

CanWest Global Communications Corp., (CanWest) (NYSE: CWG; TSX: CGS and CGS.A, www.canwestglobal.com). CanWest, an international media company, is Canada's largest media company. CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Malaysia, Turkey, the United States and the United Kingdom.


For further information contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel: (204) 956-2025
Fax: (204) 947-9841
gelliot@canwest.com